# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Annexon, Inc., CIK 0001528115
CUSIP: 03589W102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Bldg C, Suite, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,427,866; sole dispositive power 0; shared dispositive power 15,427,866; aggregate amount beneficially owned 15,427,866 (9.9% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 10,050,644 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Clients"), including Redmile Biopharma Investments II, L.P. ("RBI II"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 45,109,195 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 15,427,866 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below), which includes 5,377,222 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 119,632,804 shares of Common Stock outstanding as of November 5, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025 filed with the SEC on November 10, 2025 (the "Form 10-Q"); plus (ii) 29,423,075 shares of Common Stock issued and sold as of November 14, 2025, as reported by the Issuer in its Form 8-K filed with the SEC on November 14, 2025 (the "Form 8-K"); plus (iii) 5,377,222 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 15,427,866; sole dispositive power 0; shared dispositive power 15,427,866; aggregate amount beneficially owned 15,427,866 (9.9% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of 10,050,644 shares of Common Stock owned by the Redmile Clients, including RBI II. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 45,109,195 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 15,427,866 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below), which includes 5,377,222 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 119,632,804 shares of Common Stock outstanding as of November 5, 2025, as reported in the Form 10-Q; plus (ii) 29,423,075 shares of Common Stock issued and sold as of November 14, 2025, as reported in the Form 8-K; plus (iii) 5,377,222 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- Redmile Biopharma Investments II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,288,917; sole dispositive power 0; shared dispositive power 7,288,917; aggregate amount beneficially owned 7,288,917 (4.7% of the class)
  Comment: RBI II's beneficial ownership of Common Stock is comprised of 1,911,695 shares of Common Stock directly held by RBI II. Subject to the Beneficial Ownership Blocker, RBI II may also be deemed to beneficially own 6,702,359 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13G represent the shares of Common Stock held directly by RBI II and the 5,377,222 shares of Common Stock that could be issued to RBI II upon exercise of certain of the Warrants directly held by RBI II under the Beneficial Ownership Blocker.
  
  Percentage based on: (i) 119,632,804 shares of Common Stock outstanding as of November 5, 2025, as reported in the Form 10-Q; plus (ii) 29,423,075 shares of Common Stock issued and sold as of November 14, 2025, as reported in the Form 8-K; plus (iii) 5,377,222 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Annexon, Inc.
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, CA 94005

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments II, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments II, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments II, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 15,427,866 (1)
Jeremy C. Green - 15,427,866 (1)
Redmile Biopharma Investments II, L.P. - 7,288,917 (2)
Percent of class:
Redmile Group, LLC - 9.9% (3)
Jeremy C. Green - 9.9% (3)
Redmile Biopharma Investments II, L.P. - 4.7% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments II, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 15,427,866 (1)
Jeremy C. Green - 15,427,866 (1)
Redmile Biopharma Investments II, L.P. - 7,288,917 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments II, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 15,427,866 (1)
Jeremy C. Green - 15,427,866 (1)
Redmile Biopharma Investments II, L.P. - 7,288,917 (2)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 10,050,644 shares of Common Stock owned by the Redmile Clients, including RBI II. Subject to the Beneficial Ownership Blocker, Redmile Group, LLC and Mr. Green may also be deemed to beneficially own 45,109,195 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 15,427,866 shares of Common Stock reported as beneficially owned by Redmile Group, LLC and Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below), which represent the shares of Common Stock held directly by the Redmile Clients and the 5,377,222 shares of Common Stock that could be issued upon exercise of certain of the Warrants under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) RBI II's beneficial ownership of Common Stock is comprised of 1,911,695 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RBI II may also be deemed to beneficially own 6,702,359 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13G represent the shares of Common Stock held directly by RBI II and the 5,377,222 shares of Common Stock that could be issued to RBI II upon exercise of certain of the Warrants directly held by RBI II under the Beneficial Ownership Blocker.

(3) Percentage based on: (i) 119,632,804 shares of Common Stock outstanding as of November 5, 2025, as reported in the Form 10-Q; plus (ii) 29,423,075 shares of Common Stock issued and sold as of November 14, 2025, as reported in the Form 8-K; plus (iii) 5,377,222 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/17/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/17/2026)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, General Partner of Redmile Biopharma Investments II, L.P. (02/17/2026)